CONTACT:
                                        Marianne V. Pastor
                                        (703) 335-7800
                                   FOR IMMEDIATE RELEASE

Williams Industries, Inc. Announces
-----------------------------------
Second Quarter 2005 Results
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     Manassas, VA. --- March 17, 2005 --- Williams Industries, Inc. (NASDAQ -
WMSI) today announced a loss of $1,359,000 or $0.37 per share on revenue of $12,526,000 for the second quarter of Fiscal 2005, which ended January 31,
2005.   This compares to a loss of $667,000 or $0.18 per share on revenue of
$12,027,000 for the quarter ended January 31, 2004.    For the six months
ended January 31, 2005, the company reported a loss of $1,936,000 or $0.53 per share on revenue of $25,056,000 compared to a loss of $441,000 or $0.12 per share on revenue of $25,645,000. The company's complete quarterly filing is available on the Securities and Exchange Commission's EDGAR system (www.sec.gov).

     Williams Industries' President and CEO Frank E. Williams, III, attributed the second quarter losses to several factors, including: an additional expense for prior periods worker's compensation claims; protracted negotiations in recovering the increased cost of steel involved in several major projects; costs related to the closing of the company's Bessemer, Alabama fabrication plant; and a reduction in the company's deferred income tax asset to reflect the current estimate of the amount of the asset that will ultimately be realized.

     "The second quarter is traditionally our weakest, due primarily to weather, but this year's weaknesses are not weather related" Williams said. "The company's recent losses necessitated a change in the company's deferred income tax asset because the possibility that the company will not be able to recover the full amount of the asset previously recorded. Obviously, if the company had been profitable, this revision to the estimated value of the asset would not have been necessary and it only furthers management's resolve to fix the other issues that contributed to Williams Industries' lack of profitability in this quarter."

     Williams said management has instituted a "zero tolerance" policy as it relates to safety issues in the hope of reducing workers' compensation expenses, as well as making sure employees are more conscious of their work habits at all times. The company is also actively pursuing claims to recapture excess expenses related to projects now in construction or that have already been completed but not totally paid. The Bessemer shutdown costs, he said, were reasonable and in the best long-term interests of the company.

     "I realize that the combination of these factors have resulted in losses that are unacceptable both to management and our shareholders," Williams said. He noted that the company's results improved for January, but refused to speculate as to whether that boded well for the balance of the year.


Page Two --- Williams Industries' Press Release --- March 17, 2005

     One very positive note, he said, is that Congress finally appears to be making progress on new infrastructure spending legislation. The Bush Administration, in a reversal of its prior position, proposed increases to FHWA funding as part of its 2006 budget. The proposal recommends spending $283.9 billion in guaranteed highway, transit and safety investments through
2009.   On February 9, House of Representatives' members introduced House
Resolution 3, called the "Transportation Equity Act: A Legacy For Users", to bring the Bush proposal into discussion. The bill is also known as "TEA-LU". The bill came out of the Senate's transportation subcommittee on March 16. There are indications in the Senate that the funding levels are inadequate and that Senate Environment and Public Works Committee Chairman James Inhofe (R-OK) may offer an amendment to the bill in the near term.

     "While our recent performance certainly would cause those unfamiliar with the company to question its prospects, I am hopeful that Williams Industries will soon recover from current difficulties," Williams said. "We are going to have to work more safely, negotiate more effectively and be more strategic in the company's mix of work going forward."

     Williams Industries' fiscal year is from August 1 to July 31. Williams Industries, Inc. is the largest publicly owned specialty construction company in the Mid-Atlantic region. Its subsidiaries provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; crane rental, and heavy and specialized hauling and rigging.

     This release contains forward-looking statements, which are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please go to the company's web site "www.wmsi.com" and clip on any of the appropriate links or call the company's investor relations' office at (703) 335-7800.


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